Filed by DigitalGlobe, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.
Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012 (the "Merger Agreement"), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC, and GeoEye, Inc.  The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012, and is incorporated by reference into this filing.

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EDITED TRANSCRIPT
GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

EVENT DATE/TIME: JULY 23, 2012 / 12:30PM GMT

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

CORPORATE PARTICIPANTS

 David Banks DigitalGlobe Inc. - IR

 Jeff Tarr DigitalGlobe Inc. - President & CEO

 Matt O'Connell GeoEye - President & CEO

 Yancey Spruill DigitalGlobe Inc. - CFO

CONFERENCE CALL PARTICIPANTS

 Howard Rubel Jefferies & Company - Analyst

 Andrea James Dougherty & Company - Analyst

 Paul Coster JPMorgan Chase & Co. - Analyst

 Brian Ruttenbur CRT Capital Group - Analyst

 Jason Gursky Citigroup - Analyst

 Jim McIlree Dominick & Dominick - Analyst

 Josephine Millward The Benchmark Company - Analyst

 PRESENTATION

Operator

Good morning, everyone. Welcome to the conference call to announce the combination between DigitalGlobe and GeoEye. All participants are in a listen-only mode until the question-and-answer session, which begins following the presentation. (Operator Instructions)

Today's call is being recorded, and is also being broadcast live over the internet at www.DigitalGlobe.com. In addition, there are supplemental materials that will be referenced on today's call available at the Company's website. To access those materials, go on the Investor Relations section of the Company's website at www.DigitalGlobe.com.

I will now turn the call over to David Banks, Investor Relations for DigitalGlobe.

David Banks - DigitalGlobe Inc. - IR

Thank you, Ann. Good morning, everyone, and thanks for joining our call today. With me on the call are Jeff Tarr, President and Chief Executive Officer of DigitalGlobe; Yancey Spruill, Chief Financial Officer of DigitalGlobe; and Matt O' Connell, President and CEO of GeoEye.

Our remarks today will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Any forward-looking statements are based upon our historical performance, and our current plans, estimates and expectations. We may make forward-looking statements about, among other matters, revenue and revenue growth, adjusted EBITDA and adjusted EBITDA margin, earnings per share, cash flow, sales pipelines, strategic initiatives, and expected benefits and cost efficiencies of the transaction.

Inclusion of this forward-looking information should not be regarded as representation by us that we will achieve future plans, estimates or expectations. Such forward-looking statements are subject to various risks and uncertainties and assumptions. A number of important factors could cause our actual results or performance to differ materially from those indicated by such forward-looking statements. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, or to reflect occurrence of unanticipated events. Investors are cautioned not to place undue reliance on any of these forward-looking statements. Please refer to our Earnings Release, which can be found at our website at www.DigitalGlobe.com, for a discussion of these risk factors.

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

You should also refer to our release for an explanation of the non-GAAP financial measures discussed during this call, and for a reconciliation of those measures to the nearest applicable GAAP measures. These non-GAAP measures are indicators that management uses to provide additional, meaningful comparisons between current results and prior reported results, and is the basis for planning and forecasting for future periods.

For your convenience, we've posted slides on the Investor Relations section of our website at www.DigitalGlobe.com, to give you an overview of the information we will cover today. During the question-and-answer session, please limit your questions to one question, plus a follow-up, and then reenter the queue if you have other follow-up questions.

With that, I will turn the call over to Jeff.

Jeff Tarr - DigitalGlobe Inc. - President & CEO

Good morning. Thanks for joining us today for this morning's announcement about our planned business combination. Yancey and I are delighted to be joined today by Matt O' Connell. I'd like to welcome to this call the combined shareowners of both companies, listeners from the US government, our other valued customers, and the talented team members of both companies. This is a defining moment in the history of both DigitalGlobe and GeoEye, and a giant leap forward for our industry and our many stakeholders. By bringing together our two companies, we expect to immediately gain substantial scale, diversify our revenue, generate more than $1.5 billion in synergy, provide the US government with a compelling solution in a budget-constrained environment, and deliver more value to all customers.

Today, I'll highlight the key terms of our agreement, and then discuss each of these benefits in more detail. Next, Matt will share his perspective. Yancey will then provide more detail on expected synergies and other financial attributes. And finally, I will share some closing remarks, and then open the call for questions.

Now the terms of the agreement. The transaction will deliver to GeoEye shareowners a combination of stock and cash. GeoEye shareowners will receive 1.137 shares of DigitalGlobe stock, and $4.10 of cash for each share of GeoEye, or they will have the option to take 100% of their consideration in stock or 100% in cash, subject to proration. Once complete, DigitalGlobe shareowners will own approximately 66%, and GeoEye shareowners will hold approximately 34% of the combined Company.

General Howell Estes will continue to Chair the combined Board, and I will continue to serve as CEO and President of the combined Company. At closing, six Board members will continue from DigitalGlobe, and four new members will join from GeoEye. Our headquarters will remain in Colorado, with a significant presence in Virginia and Missouri, and offices in other locations around the globe.

We expect to close late in the fourth quarter of 2012 or early in the first quarter of 2013, pending regulatory review and shareholder approvals. Based on DigitalGlobe's closing Friday price, the transaction represents a 34% premium to their closing price of $15.17. We believe that this is an excellent value for their shareowners, who we're excited to have join us. In addition, shareowners of both companies will benefit from significant expected synergies. In total, we believe those synergies will have a net present value of more than $1.5 billion.

One additional important element of this transaction involves an agreement with Cerberus, GeoEye's largest current shareowner. We believe the structure, which includes a right to purchase shares, a voting agreement and a standstill, is designed in a fashion that will benefit all of our shareowners. Yancey will provide the details, but I'd like to say that we are especially pleased that they share our belief in the future of our Company, and the importance of our mission. We look forward to partnering with Cerberus to create value for all of our stakeholders.

Let me now turn to the benefits. First, let's discuss the impact of the combination on scale and diversification. Based on the most recent guidance from both companies, our combined 2012 revenue would be more than $600 million, even assuming only the DigitalGlobe EnhancedView service level agreement continues. Perhaps more importantly, the combined business will be more diversified than either company is today. We expect the combined Company to derive approximately 50% of its revenue from sources beyond the US government. While we consider ourselves to be an Information Services business, it's worth noting that we'll be more diversified than traditional defense sector players to whom we are sometimes compared.

Turning now to synergies. As I mentioned previously, we expect the net present value of future savings to exceed $1.5 billion, a figure as of Friday's close that is well in excess of the combined market capitalization of both companies. We expect a majority of these cost savings will come from a more efficient capital footprint, as we evolve towards a constellation of three next-generation satellites over time. We believe the current capacity of both constellations, plus one new satellite, should be sufficient for several years.

As you know, GeoEye-2 and World View-3 are both currently under construction. We intend to complete construction of both, but will delay the launch of one. Pending input from customers, we expect to launch the first of the two in 2013 or 2014. We'll preserve the other satellite as a ground spare, until it is required to

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

replenish the constellation. Of course, if demand exceeds our expectations, we will be in a position to consider an expansion of the constellation. This plan increases flexibility, reduces risk, and optimizes capital expenditures.

The value of this combination to our largest customer is substantial. Once combined, the US government will benefit from an optimized constellation and ground infrastructure, better integrated with advanced image processing and analytics. This will speed timelines, enhance persistence, and deliver significantly higher value per taxpayer dollar. The nation will also benefit from a healthier industrial base, better able to thrive in a budget-constrained environment, and better equipped to compete internationally.

We expect this combination to deliver more value to all customers, with numerous and substantial benefits. I'd like to highlight a few of the most important ones. We will have a larger constellation, with optimized orbits and coordinated collection planning, leveraging a rationalized ground infrastructure. This will allow us to collect more total imagery with less duplication against faster timelines. This will also increase persistence and enhanced resilience.

Over time, we will provide integrated access to our extensive image archive. This ability to search and retrieve imagery from one combined image library will create efficiencies for all customers in a wide range of industries. We'll also provide customers with new solutions to mission-critical challenges by applying GeoEye's advanced analytic capabilities and value-added production to this vast imagery resource. These advanced analytic capabilities will now also be applied to imagery from a wider range of sensors, including panchromatic, multi-spectral, eight-band, and eventually, short-wave infrared. We will continue to push the technology forward, delivering new insights to customers.

In an industry which helps customers save not only resources and time, but also saves lives, these benefits will make a meaningful difference in the world. In so doing, this combination builds on a shared vision. It creates a rich source of information about our changing planet. Providing value to customers is central to the long-term strategy and purpose of both companies. With today's agreement, we are taking a large step forward towards fulfilling that vision. We're delighted that the shareowners, team members and customers of both companies will have an ongoing opportunity to benefit from that progress.

With that, I'd now like to turn the call over to Matt.

Matt O'Connell - GeoEye - President & CEO

Thanks, Jeff, and good morning to everyone. I share all the sentiments that Jeff just described, so I'll keep my comments today relatively brief. Our management team and the Board of Directors have each taken a hard look at this combination, the funding environment, and our strategic alternatives. We're in unanimous agreement that this is the right path for both sets of shareholders, for our customers, especially the NGA, and for the taxpayers. We believe, like Jeff and the DigitalGlobe Board, that it's in our collective best interest to join forces. We've worked hard to build a great portfolio of capabilities, and we're seeing the value of that work reflected in this transaction. Importantly, because it's a stock-for-stock transaction, GeoEye's current shareholders will have improved opportunity for growth and value creation as continuing shareholders of this new Company.

I'm very proud of what we've created here at GeoEye, and of the strong future we've given this new Company. As we look forward to this combination, I want to thank all of the GeoEye employees for their contributions that have made this terrific announcement today possible.

We're going to host our Q2 investor call on August 7. We've had a good quarter, and we look forward to talking to you then. I look forward to working with Jeff in support of this combination in a timely and successful closing. I believe the next chapter for our Company will be a great one.

Jeff Tarr - DigitalGlobe Inc. - President & CEO

Thanks, Matt. I appreciate all you've done to make this combination possible for our collective customers, team members and shareowners. I completely agree with your sentiment, and I'm looking forward to joining forces. It's crystal clear that there are a lot of incredibly talented people in both companies, many of whom are listening closely today. I've been impressed with the GeoEye team members I've met through this process, and I look forward to meeting everyone in the months ahead.

For now, I'd like to say a few words about our intended approach to working together to build a great and enduring Company. We share a vision for the future, a passion for the technology, and a commitment to the important mission requirements of our customers. While we've been operating independently, we have the same drive. We make it possible for our customers to see a better world. This combination will create great opportunities, not only for our customers and shareowners, but also for the talented people across our combined organizations. I'll thank you all in advance for your patience and continued focus, and assure you that we'll make timely, thoughtful and hopefully wise decisions that will facilitate a smooth combination.

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

I'd now like to turn the call over to Yancey briefly to give you some additional comments on the numbers.

Yancey Spruill - DigitalGlobe Inc. - CFO

Thanks, Jeff. And thank you, Matt, for joining us in Colorado this morning.

Before I get into the transaction, I'd like to note that we are going to report our Q2 results on July 31. Though today's announcement is about this exciting new combination, I will say that Q2 finished well, and we feel good about the progress we are making in 2012. We look forward to providing more details about Q2 results and our outlook for the balance of the year next week.

The combined Company will have a robust set of financial attributes. Out of the gate, we will have nearly $3 billion in contracted backlog. By the second half of 2014, we expect to achieve EBITDA margins well above 50%. In the first six quarters post-closing, there will be non-recurring costs to combine our companies that we'll call out separately. The remaining CapEx required to finish both satellites should be substantially complete by 2013, with primarily launch-related and insurance expenses remaining. As a result, we will generate strong free cash flow as a combined entity as we exit 2013 and into 2014.

Additionally, we will have modest pro forma leverage of just over 3 times EBITDA. And over time, we expect to delever by growing revenue and through realizing efficiencies. The increase in our free cash flow generation and strong balance sheet provide us with enhanced financial flexibility to drive future growth and shareholder value as we combine our two companies.

Importantly, as Jeff mentioned, this transaction also aligns us closely with Cerberus going forward. Let me provide the key highlights. First, they have entered into a standstill agreement in which their maximum ownership in the combined Company may increase to 19.9%. Second, they have agreed to vote their shares in conjunction with the recommendation of the DigitalGlobe Board until their fully diluted ownership falls below 5%. Third, prior to closing, Cerberus will be able to make open-market purchases of up to 5.3 million DigitalGlobe shares, aligning their economic interest directly with ours and the combined Company.

Upon closing, Cerberus will receive approximately $80 million of newly issued DigitalGlobe convertible preferred stock, and $11 million in cash. On a pro forma basis, absent potential incremental purchases of DigitalGlobe shares prior to closing, Cerberus will own just over 11% of the combined Company, based on their ownership in GeoEye today. Finally, Cerberus will also initially be represented on the combined Board with one of the four GeoEye Board seats. This agreement adds stability to the shareholder base of the combined Company, and provides compelling economic and governance advantages.

Now moving to synergies. We anticipate significant efficiencies related to this transaction, with a net present value of more than $1.5 billion. Those synergies will be derived in two major components, capital savings and expense rationalization, and will be realized over two years as we execute on the plan to combine our companies.

I'd like to first talk about capital savings. As Jeff mentioned, we plan to complete both satellites currently under construction; however, we plan to launch only one of those two satellites in the 2013-2014 time frame. The second satellite's launch will be delayed until later this decade, and is expected to serve as a replacement for WorldView-1. As a result, our replenishment capital cycle for our second and third next-generation satellites won't commence until 2016 or 2017. Importantly, we will have a fully built, next-generation satellite on the ground as a spare, a first for the industry, that dramatically reduces our risk profile, and provides flexibility of realized growth opportunities that historically, due to traditional satellite-build cycles, have been at least four years away.

Additionally, we continue to take the view that a steady state of three next-generation satellites is the right number in the constellation to plan to maintain. At this time, we do not intend to replace QuickBird, Ikonos or GeoEye-1 when they reach end of life; however, we will continue benefiting from the capacity footprint of these satellites for the foreseeable future.

So, effectively, we take two potential new satellites out of the mix, one current and one planned replacement, and we rationalize the combined company's replacement CapEx footprint for satellite builds to approximately $1.5 billion over a 10-year period. As a result, CapEx will normalize from current levels to approximately $200 million annually long term, compared with $400 million to $500 million combined on a standalone basis today. This rationalization of our capital infrastructure will contribute significantly to the improvement in free cash flow generation under the combination.

The second major component of the $1.5 billion synergies are the significant operating savings we expect from the combined companies. We'll provide more detail on those savings as we approach closing. I would like to point out that, in many cases, to achieve the run rate operational synergies, we will have to invest, and we expect meaningful synergies to flow through our P&L in the second half of 2014.

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Finally, as part of this transaction, we will refinance the total debt of each of our companies. Given that our stand-alone debt structures would not co-exist in a pro forma company, we've decided to refinance all of our debt to optimize flexibility and minimize the cost of debt post-closing. Our preliminary projection calls for a total debt position of just under $1.1 billion, plus an undrawn revolving credit facility of $150 million. We have entered into an underwritten bank commitment with Morgan Stanley and the Bank of Tokyo Mitsubishi for the full bank debt facility and revolver, so we are assured of closing with no financing contingency. Subject to market conditions, we anticipate executing on a marketed debt refinancing just prior to closing.

As Jeff said earlier, we expect to close the transaction late in the fourth quarter this year or early in 2013, pending regulatory review and shareholder approvals. Work on the plan to combine our two companies will begin immediately.

We are delighted to bring this news today. We will create a dynamic, efficient company with the balance sheet strength and intention to drive innovation for our customers that, in turn, will create value for all our shareholders.

With that, I'd like to now turn the call back over to Jeff for some closing comments.

Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Thanks, Yancey. Before we take your questions, I'd like to reinforce how excited we are today. This is more than just a business combination. This is a gigantic leap forward for both of our companies and our industry. We are emerging from a time of uncertainty and strategic complexity. The path forward is now abundantly clear. The combination is not only of great benefit to our shareowners, but also for our customers and all of our stakeholders. We will have the best assets, the best capabilities and the right capital structure to remain the clear global leader in our industry.

Operator, we're now ready to take questions.
  QUESTION AND ANSWER

Operator

Thank you. (Operator Instructions)

Our first question comes from the line of Howard Rubel with Jefferies. Please proceed.

Howard Rubel - Jefferies & Company - Analyst

Good morning. Thank you very much. This is very exciting for both of you.

I just have an anti-trust question to start off, Jeff. How have you thought about those risks? And typically the government when they see something that works for them is pretty helpful in the process. Could you outline where you're going there?

Jeff Tarr - DigitalGlobe Inc. - President & CEO

Yes. Thanks, Howard. Obviously, we would not have agreed to this combination if we didn't think that we could get it done, if we didn't believe it makes great sense for the nation. We believe there are no regulatory hurdles that we can't overcome. We've begun the process of engaging with our customer on this. We've seen no red flags. We are well advised and look forward to closing in a timely manner.

Howard Rubel - Jefferies & Company - Analyst

 Thank you.

Jeff Tarr - DigitalGlobe Inc. - President & CEO

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

Thanks, Howard.

Operator

And our next question comes from the line of Andrea James with Dougherty & Company. Please proceed.

Andrea James - Dougherty & Company - Analyst

Hello. Thanks for taking my question. Congrats on getting the deal done, too. What are your thoughts on what happens to your large commercial customers, including the search engines?

Jeff Tarr - DigitalGlobe Inc. - President & CEO

Thanks, Andrea. We believe that there are significant benefits for all of our customers. You mentioned what we call -- the search engines, or what we call location-based services. If you think about combining the imagery archive of both of these companies and allowing them to be searched in one integrated fashion, that's going to create a significant value for that particular customer segment. And we're really excited about that. We believe they will be, too.

Andrea James - Dougherty & Company - Analyst

Thank you, and just one follow-up. I know you guys addressed anti-trust. I just wanted to make sure, have you thought about internationally anti-trust provisions as well? Could they play a role at all? Thank you.

Jeff Tarr - DigitalGlobe Inc. - President & CEO

We don't believe there are any issues there.

Andrea James - Dougherty & Company - Analyst

Thank you so much.

Operator

Our next question comes from the line of Paul Coster with JP Morgan. Please proceed.

 Paul Coster - JPMorgan Chase & Co. - Analyst

 Yes, thanks. Congratulations. A couple of quick questions.

Can you talk a little bit, Jeff, about how you anticipate the EnhancedView contract progressing from this point? Presumably it has to be torn up and redrafted, or is that a wrong assumption?

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Thanks, Paul. The DigitalGlobe SLA is intact, as we indicated a few weeks ago that the NGA indicated their intent to exercise option year three. We believe that there is -- the budget provides for adequate funding for that. Most importantly, we believe that our customer has done a great deal of work to establish and reaffirm the critical nature of commercial imagery, the role we play in the nation. They have made some tough budget decisions, given the constrained budget environment. And we

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believe that this combination allows us to solve that puzzle to enable the NGA to realize the benefits that are necessary to keep our nation safe, within a budget that makes sense in the current budget environment. And we believe in return that shareowners are now going to be able to count on a much more visible and stable revenue stream from the US government going forward.

Paul Coster - JPMorgan Chase & Co. - Analyst

 But it's a new contract moving forward, you believe?

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 No, I did not say that. As I said, the DigitalGlobe contract in SLA is completely intact.

 Paul Coster - JPMorgan Chase & Co. - Analyst

 And the GeoEye contract also?

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 As we mentioned, the metrics behind -- the analysis that we did to support the transaction assumed just the DigitalGlobe SLA going forward. If more funding emerges over time, then we'll figure out how to deliver even more value to the US government over time.

Paul Coster - JPMorgan Chase & Co. - Analyst

 So the assumption is that there's no EV revenue for the GeoEye assets that you procure, at this point in time?

Jeff Tarr - DigitalGlobe Inc. - President & CEO

That is our conservative assumption in the models that we've put together supporting the transaction.

Matt, anything to add on that?

 Matt O'Connell - GeoEye - President & CEO

 Yes, Paul. I think that, as usual, both companies like to do conservative models. Clearly there's a lot of interest in this program, and there is talk about funding for the program. So we're going to continue to negotiate the renewal of our contract. We have to operate as separate companies until closing, anyway. And I think that's all good news. In other words, you can take all the numbers that Yancey gave you and assume that that's a base case.

 Paul Coster - JPMorgan Chase & Co. - Analyst

 Right. Got it. That makes sense.

And then, can you just confirm that the two satellites that are going to be ready in 2013-2014 can use the same launch vehicle?

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 We're not going to get into specifics of those plans right now. We have both contracted with ULA for our launch vehicles. It's the same type of launch vehicle. And we'll have more details on that as we approach close.

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

 Paul Coster - JPMorgan Chase & Co. - Analyst

 Very good. Thank you.

Operator

 Our next question comes from the line of Brian Ruttenbur with CRT. Please proceed.

 Brian Ruttenbur - CRT Capital Group - Analyst

 Okay. Thank you very much. Can you talk a little bit about the debt, the refinancing, what rate, are you going to take out all the debt, the existing GeoEye debt, and if you're going to do anything with the DGI debt?

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Yancey will take this one.

 Yancey Spruill - DigitalGlobe Inc. - CFO

 Yes. So we both have senior secured debt. They have bonds, we have bank debt, that we have cross-collateralization issues. So we have to refinance one or both of the debt. We have chosen to refinance both at closing. So we both have about $1 billion, just over $1 billion dollars in debt. And we'll roughly keep the debt footprint outstanding at the same level. We expect -- we have been in communication with the rating agencies on this. We do believe that our rating will stay in line with where we are today. So we expect relatively similar cost to the L plus 450, L plus 500 area, in terms of the cost for the bank debt.

We've chosen a bank debt structure, at this point, and we'll obviously refine this and have more to share as we get closer to the close period, because of the significant free cash flow in the transaction. We'll also have an undrawn $150 million revolver. So we currently have, on a standalone basis, $100 million revolver. We'd look to upsize that to $150 million to give the combined Company incremental flexibility from a balance sheet perspective. The final point I'd make is we -- post-closing, we would be around three times debt to EBITDA. And we see fairly dramatic delevering as we start to realize the benefit of efficiencies, revenue growth from integrating our capabilities to provide more value to customers, that's going to lead to the free cash flow generation and significant deleveraging, which also makes sense in the bank debt structure because we can pre-pay.

 Brian Ruttenbur - CRT Capital Group - Analyst

 Okay. Thank you very much.

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Thanks, Brian.

 Operator

 Our next question comes from the line of Jason Gursky with Citigroup. Please proceed.

 Jason Gursky - Citigroup - Analyst

 Good morning, everyone.

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Hello, Jason.

 Jason Gursky - Citigroup - Analyst

 Just a couple of quick questions. First, on the revenue side. As you both have looked at your businesses, were there any capabilities that either of your companies had that the other didn't that you now think provides for some revenue opportunities, where we might actually see revenue move towards a number that would be higher than the $600 million that you talked about in the combined companies?

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Thanks, Jason.

There are obvious revenue opportunities. We are bringing together unique capabilities here. GeoEye's advanced production and analytic capabilities with the DigitalGlobe constellation and the broader diversity of sensors. That is incredibly powerful. And we believe, we've actually gotten some feedback already that this will be well received by customers. We haven't quantified that revenue growth opportunity yet. That $600 million is simply based on a pro forma 2012. It's not indicative of 2013.

And perhaps Matt can add some color, because we've been very impressed with what we've seen inside of GeoEye in the way of those production analytic capabilities.

 Matt O'Connell - GeoEye - President & CEO

 Sure.

Jason, as Jeff said, we are very excited about the combination, because it will, we think, speed the development of new products and services. At analytics, we bought a Company called Spadac about 1.5 years ago, and we added 40 non-NGA US government customers. There's been terrific growth in that sector. Even as some of the DOD budget lines are compressed, the line for special ops is growing. People saw a press release that we had to expand our Tampa office to accommodate that. So I think you'll see more work for special ops.

There's also a terrific application in the commercial sector. We've been working with a power company in Virginia, which led to a 40% reduction in the theft of copper, saving them millions of dollars a year. So you take what Yancey said before. I think if you have larger capital and more stable revenue base, then you can expand your R&D and build better products which is benefits for the investors, the customers, and frankly, also for the employees.

 Jason Gursky - Citigroup - Analyst

 That's great.

And then just two quick follow-up questions for Yancey. Yancey, I think you mentioned you'd be at the run rate for cost synergies in the second half of 2014. Can you just talk about the linearity of that as we march towards that?

And then on the capacity side, I think you mentioned a $200 million run rate normalized in CapEx. Does that assume that we get there in 2014, or is that a mid decade phenomenon, 2015 and beyond?

 Yancey Spruill - DigitalGlobe Inc. - CFO

 On the first point, I think we've quantified the aggregate synergies and sort of the pacing. We're going to have some investment. We'll see contracts and other mechanisms to get to those full operate, to take the expense base out. It will take about six quarters. And so there will be some non-recurring charges in there to get

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there. In terms of any more detail on the pacing of that, we'll have more to say about that as we get closer to the close, but we wanted to give you some qualitative indicators of how things would progress.

In terms of normalized CapEx, we will be finishing WorldView-3 in terms of the satellite build. And obviously, GeoEye-1 is a year ahead -- or GeoEye-2 is a year ahead, in terms of the pacing. So a lot of that capital spend will start to wind down over the next year, and then we'll see CapEx sort of dip. And then we'll see that normalized trend start as we get into the replenishment cycle, as I mentioned in the script, in 2016 or 2017.

 Jason Gursky - Citigroup - Analyst

 Okay. And then you haven't determined which satellite you'll launch, at this point?

 Yancey Spruill - DigitalGlobe Inc. - CFO

 We have not. Correct.

 Jason Gursky - Citigroup - Analyst

 Okay. Thank you guys.

 Operator

 And our next question comes from the line of Jim McIlree with Dominick & Dominick. Please proceed.

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Hello, Jim.

 Jim McIlree - Dominick & Dominick - Analyst

 Thanks. Hello, good morning and congratulations.

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Thanks, Jim.

 Jim McIlree - Dominick & Dominick - Analyst

 Yancey, can you tell us what the Cerberus convertible preferred coupon, convert price and maturity will be?

 Yancey Spruill - DigitalGlobe Inc. - CFO

 So it's an $80 million principal value, as it is in the standalone GeoEye case. The exercise price for the convert will be at $26.17. It will have terms, the financial terms are substantially similar; however, it will have dramatically different terms as it relates to any non-financial terms. It's principally a financial instrument.

 Jim McIlree - Dominick & Dominick - Analyst

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

 And the coupon?

 Yancey Spruill - DigitalGlobe Inc. - CFO

 I'm sorry, the coupon is 5%. So it will be about $4 million of dividends per year.

 Jim McIlree - Dominick & Dominick - Analyst

 Fantastic. Thanks a lot and good luck.

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Thanks, Jim.

 Operator

 (Operator Instructions) Our next question comes from the line of Ms. Josephine Millward with Benchmark. Please proceed.

 Josephine Millward - The Benchmark Company - Analyst

 Good morning, Jeff. Good morning, Matt.

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Hello, Josephine.

 Matt O'Connell - GeoEye - President & CEO

 Hello, Josephine.

 Josephine Millward - The Benchmark Company - Analyst

 Could you guys talk about how a combination of the two companies might impact the efforts on the Hill to restore funding to EnhanceView? Because it seems like you're assuming that EnhanceView will be -- the 50% budget cut will be approved. And I was wondering if you can also comment on how we should think about fiscal year '14, since we're going to see the President's budget request in February.

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Okay. So let me start. And Matt, I'm sure, will have some additional comments.

With regard to 2013, we have made a conservative estimate with regard to the numbers that we've given, based on the presumption of a single SLA continuing in 2013. Obviously, GeoEye is continuing its efforts on the Hill. Should there be additional funding available, we'll figure out how to deliver additional value to taxpayers. But with that said, with regard to 2014, we just are not in a position to speculate on that right now. What I can tell you is that we believe that the government has done a lot of work with regard to its needs for commercial imagery, its critical needs there, and an appropriate level of spend. And we do believe that shareowners can now rely on a more stable and predictable revenue stream going forward with this combination.

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

 Matt O'Connell - GeoEye - President & CEO

 Jeff, I agree with everything you said. Josephine, I think that, as Jeff said, this gives the government a really compelling solution in a budget constrained environment. So we will continue working on the Hill. And I think that's upside to, as I said, what is a conservative model. But the model works very well for both sets of shareholders as it is.

 Josephine Millward - The Benchmark Company - Analyst

 Great. Thank you and congratulations.

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Thanks, Josephine.

 Matt O'Connell - GeoEye - President & CEO

 Thanks, Josephine.

Operator

 And our final question today comes from Brian Ruttenbur with CRT. Please proceed.

 Brian Ruttenbur - CRT Capital Group - Analyst

 Yes, I just had a follow-up real quick. What will you pay to take out the existing bonds of GeoEye, and how will you do that? Can you just talk about the planned mechanics of that and the planned take out?

 Yancey Spruill - DigitalGlobe Inc. - CFO

 Hello, Brian. There will be -- we will have to tender for the bonds. They are not callable yet, so there will be some payment to do that. So the mechanics or the process are, we would tender when we were to start the refinancing process. Don't want to speculate on what the tender cost will be, at this point. Let's proceed through the regulatory review and shareholder approval process. As we get closer to close, we'll have more to speak to the details on our expectations for that.

 Brian Ruttenbur - CRT Capital Group - Analyst

 Great. Thank you.

 Operator

 Ladies and gentlemen, this concludes today's question-and-answer session. I would now like to turn the call back over to CEO Jeffrey Tarr for closing remarks.

 Jeff Tarr - DigitalGlobe Inc. - President & CEO

 Thanks, everyone. We really appreciate your hopping on this call on such short notice. We will continue to share with you what we can, when we can. And we'll be in touch with you soon. Look forward to speaking with you on our earnings calls coming up soon and creating a lot of value for all of our customers, all of our shareowners, and also creating terrific opportunities for our team members listening today.

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JULY 23, 2012 / 12:30PM GMT, GEOY - DigitalGlobe Inc. and GeoEye Inc to Combine Conference Call

Thanks so much and have a great day.

 Operator

 Ladies and gentlemen, we thank you for your participation in today's conference. This concludes the presentation and you may now disconnect. Have a good day.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

DigitalGlobe Forward-Looking Statement
This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words, although not all forward-looking statements contain these words.

This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2) there may be a material adverse change of GeoEye or the

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business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4) the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies' control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe’s and GeoEye’s reports filed with the Securities and Exchange Commission ("SEC"), including their respective Annual Reports on Form 10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012, which are available on the SEC's Web site (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.

Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It
In connection with the proposed strategic combination, DigitalGlobe plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of DigitalGlobe and GeoEye that also constitutes a prospectus of each of DigitalGlobe and GeoEye.  DigitalGlobe and GeoEye will mail the joint proxy statement/prospectus to their respective stockholders.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Investors will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC's Web site (www.sec.gov).  Investors may also obtain DigitalGlobe’s SEC filings in connection with the transaction, free of charge, from DigitalGlobe’s Web site (www.digitalglobe.com) under the tab "Investors" and then under the heading "SEC Filings," or by directing a request to DigitalGlobe, 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors may also obtain GeoEye’s SEC filings in connection with the transaction, free of charge, from GeoEye’s Web site (www.geoeye.com) under the tab "About Us – Investor Relations" and then under the heading "SEC Filings," or by directing a request to GeoEye, 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.

The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding DigitalGlobe’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye’s directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the interests of the participants in the

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proxy solicitation will be included in the joint proxy statement/prospectus when it becomes available.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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